Mail Stop 3561

November 22, 2006

Mr. Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Re: **Freedom Acquisition Holdings, Inc.**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed November 13, 2006
               File No. 333-136248

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In light of your intention to primarily focus on acquisition of companies with market capitalizations between $500 million and $1.5 billion, please expand your discussion in response to comment 1 of our letter dated September 16, 2006 to discuss the factors you considered in determining to value this offering at $300 million. Describe the company's evaluation of a two-tiered funding structure

Mr. Nicolas Berggruen
Freedom Acquisition Holdings, Inc.
November 22, 2006
Page 2

given an initial public offering that would generate proceeds of less than a quarter of the funds necessary to acquire a target business at the high end of the company's intended range of target businesses. Please advise us about any research, analysis, evaluations, discussions, or compilation of information that serve as the foundation for or relate in any way to (1) your expectation of locating target businesses in this range and (2) your assumptions regarding the availability of substantially more funding necessary for acquisitions at the high end of the intended range of target businesses.

2.   The staff notes that each of the officers/directors of the company discloses a significant level of experience in investing in various companies. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in private investing companies. In light of the ongoing nature of the involvement of the officers/directors with these firms, such as Berggruen Holdings and Marlin Equities, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We note that such an analysis has been performed with respect to Jarden Corporation as disclosed on page 65. We may have further comment.

3.   In light of the fact that each officer/director may be looking at the same companies with respect to both Freedom Acquisition and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Freedom Acquisition and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Freedom Acquisition.

Prospectus Cover Page

4.   We note your response to comment 3 of our letter dated November 6, 2006 and we partially reissue the comment. Please briefly address how you will comply with the American Stock Exchange listing standards, for example the requirements concerning income, share price, number of public shareholders, and qualitative requirements. In this regard, we note the statement in risk factors that an active trading market for your securities may never develop or, if developed, may not be sustained.

Prospectus Summary

5.   We note your revised discussion on page 1 describing the experience of Mr.
        Berggruen and the investment professionals at Berggruen Holdings. Please revise
        to disclose that Mr. Berggruen has not committed to spend any specified amount
        of time on your business, and clarify the nature of the understandings among you,
        Mr. Berggruen and the investment professionals. See comment below concerning
        prior comment 25.

6.   We note your disclosure on page 2 that, "[o]ur initial business combination must
        be with one or more target businesses whose fair market value, individually or
        collectively, is equal to at least 80% of the sum of the balance in the trust account
        … plus the proceeds of the co-investment." Please clarify how and under what
        circumstances the 80% test can be met in a transaction in which the registrant
        acquires less than a 100% interest in the target business or businesses. We note
        the disclosure concerning business targets of between $500 million and $1.5
        billion. Explain how such a valuation would be calculated. In addition, please
        explain whether the company would be required to become a controlling
        shareholder in the target business. We may have further comment.

7.   We note your response to comment 7 of our letter dated November 6, 2006.
        Please file the amended Letter Agreements with your next amendment. In this
        regard, please file the underwriting agreement, legal opinion and other exhibits.

The Offering, page 3

8.   Please revise the paragraph beside "Offering and sponsors' warrants private
        placement proceeds…" on page 9 to break out the embedded list and sub-list into
        bullet points. In addition, please identify the categories of "working capital
        requirements" in sub-list (ii)(b).

9.   We note your response to comment 10 of our letter dated November 6, 2006.
        You state in the first bullet point on page 10 that you expect expenses incurred to
        identify, investigate and consummate a business combination to be approximately
        $250,000. Your revised disclosure in the paragraphs following this bullet point
        cite due diligence expenses of over $2 million among other liquidity
        requirements. Please reconcile the apparent inconsistency.

10.   We note your response to comment 13 of our letter dated November 6, 2006.
        Please revise to disclose under what circumstances the company may seek to
        extend the time period. If the time period may not be extended under any
        circumstances, revise to so state.

Mr. Nicolas Berggruen
Freedom Acquisition Holdings, Inc.
November 22, 2006
Page 4

Risk Factors, page 17

11.   Please refer to the liquidation price of $7.70 in risk factors 3 and 5. Please tell us
        how you calculate this number. We note that the proceeds to you in the offering
        are approximately $7.44. Where you quantify the estimated liquidation price,
        disclose the possibility that claims by vendors and third parties, such as
        acquisition targets seeking termination fees, could substantially reduce the per
        share liquidation price below your estimate.

12.   Please revise risk factor 6 to delete or summarize the first two full sentences on
        page 19. You describe this information in "Dissolution and liquidation…" on
        page 51, and the information is not necessary to describe the risk.

13.   Please revise the last sentence of risk factor 7 to quantify the estimated per share
        liquidation amount instead of stating that it will be "less than $8.00."

14.   We note the revised disclosure in risk factor 16. Please revise to state, if true, that
        target businesses that Mr. Franklin must get approved by Jarden Corporation
        include those that Mr. Berggruen or other investment professionals locate in their
        capacity as an employee of Freedom Acquisition or as a person contributing to
        Freedom Acquisition's efforts to find a target business.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 40

Liquidity and Capital Resources, page 40

15.   We reissue comment 22 from our letter dated November 6, 2006. Please revise
        the summary discussion of your intention to pursue companies with valuations
        between $500 million and $1.5 billion to address the anticipated additional
        funding sources and the effect of undertaking substantially more financing on
        shareholders and the company's debt load.

Proposed Business, page 42

Competitive Advantages, page 42

Management Expertise, page 42

16.   We note your response to prior comments 23 and 26 and the revised disclosure on
        page 43. Please revise to further explain the nature and extent of Mr. Berggruen's
        experience investing in companies with valuations between $500 million and $1.5
        billion. Relevant information includes the approximate number of such

transactions and nature of the role that Mr. Berggruen played in finding, arranging, executing and participating in them.

17.   Please revise the first full paragraph on page 43 to describe how Jarden Corporation's annualized revenues increased from Mr. Franklin's efforts.

Strong Berggruen Management Team, page 44

18.   We note your response to prior comment 25 and the deletion of one of the persons that you expect to assist you in identifying a target business. Please revise "Strong Berggruen management team" on page 44 to briefly describe the terms and nature of the understanding among you, Mr. Berggruen and the persons you identify. Currently it is unclear why they are described as part of your management team. For example, it is unclear whether they will work as consultants; if they will work without pay from Berggruen Holdings; what percentage of their time they have agreed to or are expected to contribute to you; and whether they have agreed to contribute time to assist you.

19.   In addition, please revise Certain Transactions as appropriate.

Management , page 60

Executive Officer and Director Compensation, page 61

20.   We note your responses to comment 33 and 38 of our letter dated November 6, 2006. Please provide the basis for your statement that "the value of the common stock received by the directors…is similar in magnitude to what an independent director of an operating business might be paid for up to two years of service for a public company." With a view to disclosure, tell us the value you assign to the 40,000 units held by the directors and whether you consider the value of the units minus what they paid for them to be compensation. Tell us whether the value of the units is meant to cover their expenses or an amount that you considered reasonable compensation for an independent director either participating in the search for a target business over a two year period or serving on the board of an operating company for two years.

Certain Transactions, page 67

21.   We note your response to prior comment 39. With a view to disclosure, tell us under what agreement or arrangement the company occupies its offices up until the consummation of the offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who reviewed your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
 Companies

cc: Alan I. Annex, Esq. (*by facsimile*)
      212-801-6400